Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

Our earnings were insufficient to cover fixed charges for the years ended December 31, 2016, 2015 and 2014. The following table sets forth our ratio of earnings to fixed charges for the nine months ended September 30, 2017, and the years ended December 31, 2013 and 2012, and our deficiency of earnings available to cover fixed charges for the years ended December 31, 2016, 2015 and 2014.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed charges
Contractual interest and other financing expenses	$8,547	$8,454	$—	$—	$—	$—
Amortization of debt issuance costs	1,868	5,691	—	—	—	—
Interest portion of rental expense	42	44	31	18	21	27
Total fixed charges	$10,457	$14,189	$31	$18	$21	$27
Earnings
Income (loss) income from continuing operations before tax	$59,280	$(650,234)	$(368,088)	$(17,134)	$309,284	$196,349
Fixed charges per above	10,457	14,189	31	18	21	27
	$69,737	$(636,045)	$(368,057)	$(17,116)	$309,305	$196,376

Ratio of earnings to fixed charges	7				14,729	7,273
Deficiency of earnings available to cover fixed charges		$(636,045)	$(368,057)	$(17,116)